

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2013

<u>Via E-mail</u>
Ling Huang, Esq.
Cleary Gottlieb Steen & Hamilton, LLP
Twin Towers – West (23Fl),
Jianguomenwai Da Jie
Chaoyang District, Beijing

> **Re:** **Yongye International, Inc.**
> **Schedule 13E-3 filed by Yongye International Inc., et al.**
> **Filed October 28, 2013, as amended November 6, 2013**
> **File No. 005-84050**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 28, 2013, as revised November 6, 2013**
> **File No. 001-34444**

Dear Ms. Huang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. Please provide us your analysis as to whether Mr. Homer Sun and the current or former members of management whose shares being rolled over via Prosper Sino are engaged in this going-private transaction and therefore required to file and sign this Schedule 13E-3. Please also provide us your analysis regarding whether INB Holdings and Cantrust (Far East) Limited are engaged in this transaction.

Item 2. Subject Company Information, page 4

2. Although you say the disclosure required by Item 1002(e) of Regulation M-A is included the proxy statement, no such disclosure appears under the caption mentioned. Please revise to include such information. If this item is inapplicable or the answer is negative, so state. See Instruction E to Schedule 13E-3.

3. We note that the disclosure provided on page 108 of the preliminary proxy statement in response to Item 1002(f) of Regulation M-A relates to prior purchases by the "buyer group." However, the definition of "buyer group" in the Schedule 13E-3 and on page 12 of the preliminary proxy statement appears to exclude filing persons who are listed on the cover page and who have signed the document. Thus, it appears that each filing person has not yet provided the disclosure required by Item 1002(f) of Regulation M-A. Please revise. If, however, the reference to "their affiliates" in defining the term "buyer group" is intended to refer to the other filing persons, please revise for clarity. Please also refer to our comments below regarding the fairness determination by the "buyer group."

Item 15. Additional Information, page 15

4. It appears you are responding to the disclosure requirements of a prior version of Item 1011 of Regulation M-A and Item 15 of Schedule 13E-3; specifically, the version where part (b) of Item 1011 was captioned as "Other material information." Please note that "Other material information" is now included as part (c) of Item 1011 of Regulation M-A. Therefore, please revise to provide the disclosure currently required by Item 1011(b) of Regulation M-A. Also, given the nature of the transaction for which proxies are being solicited, please revise to provide the resolution required by Exchange Act Section 14A(b) and Rule 14a-21(c), or advise.

Item 16. Exhibits, page 15

5. Please note that Items 1015(a) and 1016 of Regulation M-A, taken together, require the filing of any report, opinion or appraisal materially related to the transaction, including, but not limited to those relating to the consideration or fairness thereof. Given this, please file as an exhibit the memorandum provided by Houlihan Lokey, as referenced on page 36.

Preliminary Proxy Statement on Schedule 14A

6. We note the fourth and fifth paragraphs of your letter to stockholders, where you state the special committee's and board's conclusions regarding the fairness of the transaction to the Company's stockholders "other than the holders of the excluded shares, whom [you] refer to as the 'unaffiliated stockholders.'" Your definition of those who hold "excluded shares," appears to include only some of the filing persons and, in any event, not all of the Company's officers and directors, such as those who will receive the merger consideration. Therefore, it appears that your definition of, and conclusions regarding the

fairness of the transaction to, "unaffiliated stockholders" includes persons who are affiliates. Accordingly, it also appears the disclosure regarding the conclusions of the board and each filing person who has expressly adopted their analysis and conclusions is inconsistent with Item 1014 of Regulation M-A. Please revise here and throughout your document.

7.   As a related matter, we note that the financial advisor's opinion, as mentioned on pages 15, 46 and 54, is similarly limited to fairness to holders other than holders of excluded shares. To the extent the board or other filing person adopts this analysis and conclusion or adopts the analysis and conclusions of another filing person who so adopted it, as indicated on page 52, those parties have not met their disclosure obligation under Item 1014 of Regulation M-A. Please revise accordingly.

Summary Term Sheet, page 10

8.   Considering the numerous persons and similarly named entities involved with this transaction and the multiple levels of ownership and transactions related to the merger, please revise to include a graph that displays the post-transaction ownership structure, including the relative percentages owned by each individual and entity.

Stockholders Entitled to Vote, page 13

9.   You disclose that Prosper Sino "has decided" only to vote a portion of the shares it beneficially owns, but it appears from your disclosure, including those revisions related to whether the trustees have full discretion of the trust's assets and shares to be cashed out by independent directors, that decisions regarding the shares and participation in the transaction do not rest solely with it or its trustees. Please revise or advise. Please also revise to clarify how Prosper Sino or its beneficiaries intend to vote the shares not being rolled over, and revise the numbers and percentages in the second paragraph accordingly.

10.   You characterize the third voting threshold as the "majority of unaffiliated stockholders" vote requirement, but, as indicated in our comments above, it appears from your disclosure that affiliates and their shares will be included as part of that vote. Please revise to eliminate the implication that only unaffiliated shareholders are voting under this threshold. Also revise the disclosure regarding the board's and other filing persons' analysis and conclusions regarding the procedural fairness of this transaction.

Merger Consideration, page 13

11.   For each filing person rolling over its shares or otherwise receiving equity in the entities following the merger, including beneficiaries of Prosper Sino, please revise to disclose the number and percent of common/preferred shares or options they will own before and after the transactions. Also, if these holders will not pay taxes in connection with the transaction, please revise to highlight this effect and how that differs from the effect on unaffiliated security holders. See Item 1013(d) of Regulation M-A.

12. Please revise to clarify the purpose of the transactions described in the first paragraph on page 14, including the purpose of and reasons for the different merger consideration to be received by members of the "buyer group," including why MSPEA is receiving only preferred shares, when it appears to currently own both common and preferred shares, while Prosper Sino is receiving only options, when it appears to currently hold in trust only common shares. Please also summarize the material terms of the preferred shares and options.

Interests of Certain Persons in the Merger, page 16

13. Please revise to identify which of the "certain" officers and directors will remain in those positions following the merger.

Competing Transactions, page 17

14. We note that this section and those captioned "Termination of the Merger Agreement," "Termination Fee and Reimbursement of Expenses" and "Remedies" essentially repeats the disclosure to which you cross-reference. Please revise to eliminate unnecessary duplication. See Item 1001 of Regulation M-A.

What vote of our stockholders is required . . .?, page 25

15. If, as a result of any of the agreements mentioned in your disclosure, any of the voting thresholds will be met, such as (ii) in the second paragraph on page 3, please revise to state so directly. Also revise to disclose the number and percentage of shares that need to be voted in favor of the merger by unaffiliated stockholders to meet the threshold in (i), after considering all shares held by the buyer group and the company's officers and directors.

Background of the Merger, page 32

16. When you refer to MSPEA and other entities as having had or participated in discussions or negotiations, please clarify which individual(s) participated on behalf of those entities. For example, clarify who at MSPEA held discussions with Mr. Wu starting in April 2012 and who at MSPEA received indications of interest in March 2012.

17. We note the disclosure that the trading suspension due to the company's untimely filing. Please expand to clarify the reasons trading did not resume once that filing was made.

18. Please revise to clarify the reasons underlying each of the changes to projections mentioned on page 42. Also, it appears from your disclosure on pages 71-73 that the changes noted here were not the only changes to your projections. Please revise to eliminate that implication. Please also revise to clarify the reasons for the changes in the projected information disclosed on pages 71-73. For example, is the reduction in estimated revenue solely attributable to accounting policy noted at the bottom of page 72, industry or company-specific factors or both?

Recommendation of our Board of Directors and the Special Committee, page 46

19.   Please revise to clarify the reference to "substantially" in the first two paragraphs under this caption.

Position of the Board of Directors as to the Fairness of the Merger, page 52

20.   While we note the board's adoption of the conclusions of the special committee, it appears the board did not expressly adopt its analysis and has also not considered each of the factors referenced below. Each filing person must individually comply with the requirements of Schedule 13E-3. If the special committee's analysis and conclusions regarding the procedural and substantive fairness of the transaction are being expressly adopted by the board, and the special committee did not consider all the factors listed in paragraphs (c), (d) and (e) and Instruction 2 to Item 1014 of Regulation M-A, the board should discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed relevant or material. Alternatively, if the board is not adopting the analysis of the special committee, the board's analysis should address each factor in reasonable detail or explain in detail why the factor(s) were not deemed relevant or material. Please revise accordingly.

21.   For each filing person, please revise clarify why this transaction is being undertaken *at this time* as opposed to any other time, particularly in light of the company's recent and projected financial information. See Item 1013(c) of Regulation M-A.

22.   Please revise to disclose the reasons for the structure of this transaction. For example, we note that appraisal rights are not available in connection with this transaction. Discuss whether this was a factor the special committee or board considered in setting the structure of this going private transaction. That is, how did the board and special committee consider the lack of appraisal rights in negotiating and agreeing the method by which to take the company private? Would appraisal rights have been available had you chosen a different means? Please also apply this comment to the disclosure concerning the "buyer group" starting on page 62, including the reasons for the different forms of equity to be received by the filing persons.

Reasons of the Buyer Group for the Merger, page 62

23.   Each filing person must individually comply with the requirements of Schedule 13E-3, including Items 1013 and 1014 of Regulation M-A. As noted above, it appears your definition of "buyer group" does not include each filing person listed on the cover page of Schedule 13E-3 and that signed that document. Please revise your definition of "buyer group" or your disclosure here accordingly.

Position of the Buyer Group as to the Fairness of the Merger, page 64

24.   We note the "considerations and findings" being adopted by the buyer group. Please revise to clarify whether the buyer group is expressly adopting the analysis and

conclusions of the special committee and board. If it is so adopting, and the special committee and board did not consider all the factors listed in paragraphs (c), (d) and (e) and Instruction 2 to Item 1014 of Regulation M-A, the buyer group should discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed relevant or material. Please revise accordingly.

25.   Please refer to the eighth bullet point on page 66 and clarify how that factor weighed in the determination of procedural fairness, given that it appears to state that a vote of a majority of unaffiliated shareholders is not required. See Item 1014(c) of Regulation M-A.

Plans for the Company after the Merger, page 69

26.   We note the first paragraph and related bullet points on page 70. The disclosure you provide pursuant to Item 1006(c)(1)-(8) must be provided by each filing person and those specified in Instruction C to Schedule 13E-3, not only by the "Parent" or the "Company." Similarly, the disclosure provided pursuant to Item 1007 must be from each filing person and those specified in Instruction C, not merely "Holdco," "Parent" and "Merger Sub," as stated on page 76. Please revise.

Alternatives to the Merger, page 76

27.   Please revise to clarify the "certain potential transactions" considered and their reasons for rejection. Also revise to disclose whether alternative means to accomplish the stated purposes were considered, describe those alternatives and state the reasons for their rejection. Further, you indicate that you considered remaining public; please revise to disclose why this option was rejected. Please also apply this comment to the disclosure concerning the "buyer group" starting on page 62.

Vote Required, page 88

28.   We note the disclosure on page 89 regarding the number and percentage of shares to be voted by the Company's officers and directors. Please revise to clarify whether and to what extent these amounts include shares held by officers and directors, or their affiliates, who are engaged in this going-private transaction and intend to vote their shares in favor of the transaction. If those shares are not included, please add the number and percentage of shares you say your officers and directors will vote in favor of the merger agreement to the numbers and percentages mentioned in the last paragraph on page 89.

Treatment of Common Stock and Preferred Stock, page 91

29.   The caption refers to treatment of preferred stock but no related disclosure follows. Please revise.

Security Ownership of Certain Beneficial Owners and Management of the Company, page 106

30.   Please identify the natural persons who have or share voting and/or dispositive power with respect to the shares held by the entities listed in the table.

Selected Financial Information, page 110

31.   Please tell us how the selected financial information presented includes the disclosure required by Item 1010(c)(1) of Regulation M-A, particularly the information specified in Rule 1-02(bb)(1)(i) of Regulation S-X.

Certain Materila U.S. Federal Income Tax Consequences, page 111

32.   Please revise to disclose all material federal income tax consequences, not only "certain" ones.

Where you can find more information, page 116

33.   Please update the information provided pursuant to Item 1010 of Regulation M-A, as required. Please also tell us why you believe you may forward incorporate by reference, as indicated by the first paragraph on page 117.

34.   Refer to the last bullet point on page 117. Except for the Form 8-K dated September 23, 2013, each Form 8-K you list was never actually filed. Please revise or advise. Please include in your response why you are incorporating by reference Form 8-Ks from prior fiscal years.

Annex C

35.   Instead of simply listing who the listed natural persons were "employed by," please revise to clarify the nature of their occupation. See Item 1003(c)(1) of Regulation M-A.

Proxy Card

36.   Please tell us where on the proxy card the Internet and telephone voting instructions noted on page 89 appear.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the each filing person acknowledging that:

- the filing persons is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Peggy Kim, Special Counsel, at (202) 551-3411 or me at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers and Acquisitions

cc: W. Clayton Johnson, Esq.—Cleary Gottlieb Steen & Hamilton LLP

Mitchell S. Nussbaum, Esq.—Loeb & Loeb LLP
Norwood P. Beveridge, Jr., Esq.—Loeb & Loeb LLP

John E. Lange, Esq.—Paul, Weiss, Rifkind, Wharton & Garrison LLP

Akiko Mikumo, Esq.—Weil, Gotshal & Manges LLP

Peter X. Huang, Esq.—Skadden, Arps, Slate, Meagher & Flom LLP
Daniel Dusek, Esq.—Skadden, Arps, Slate, Meagher & Flom LLP